June 22, 2005

Via facsimile (310) 788-1200 and U.S. Mail

Didier Pietri
Chief Executive Officer
Vialta, Inc.
48461 Fremont Boulevard
Fremont, California 94538

Re:  	Vialta, Inc.
	Schedule 13E-3
      Filed on May 20, 2005
      File No. 5-61971
      Schedule 14A
      Filed on May 20, 2005
      File No. 0-32809

Dear Mr. Pietri:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Please revise to include all of the disclosure required by
Schedule 13E-3, as to each filer individually. For example, disclose the information required by Item 3 if Schedule 13E-3 for Evershire XVI, L.P. and Everbright II, LLC. In addition, to the extent that they apply, please address the comments below as to each filing person.

2. It does not appear that your financial statements contain all of the information required by 1010(a)(3) and (4) regarding book value and ratio of earnings to fixed charges. Please to disclose this information or otherwise advise.

3. It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable.
Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.

Schedule 14A

Summary Term Sheet, page 1

4. We note your statement in the second italicized paragraph regarding the merger agreement that "[i]t is not intended to provide any other information about [Vialta]" and that such factual information "can be found elsewhere in this proxy statement and in other public filings Vialta makes with the Securities and Exchange Commission." Investors are entitled to rely upon disclosures in your publicly filed documents, including the merger agreement. Please revise your disclosure to eliminate the language indicating that stockholders may not rely upon the terms and conditions of the merger agreement.

5. We note your disclosure in the last italicized paragraph on page 1 that "the information concerning the subject matter of the representations and warranties may have changed since the date of the agreement, which subsequent information may or may not be fully reflected in [Vialta`s] public disclosures." To the extent the disclosure in the merger agreement has changed or is no longer accurate you have an obligation to revise your public disclosure. Please revise as appropriate.

   Parties Involved in the Proposed Transaction, page 2

   	Participating Stockholders, page 2

6. Please revise to specifically name each filing person. In this regard we note that you refer to "trusts established for the benefit of their children, and a related entity."

7. Here or in an appropriate place in the proxy statement, disclose by percentage the interest of each participating shareholder in the company after the merger.

   The Special Meeting, page 2

      Voting Agreement, page 2

8. You discuss the percentage of outstanding Vialta shares held by participating stockholders and other affiliates of the company. However, on page 3 under "Structure of the Transaction" you refer to shares of Vialta held by "wholly-owned subsidiaries." Indicate how many shares are so held and how they may affect the vote on the merger agreement.

The Merger, page 3

   	Certain Fraudulent Transfer Risks, page 4

9. In this Section, you disclose that Vialta shareholders who receive cash in the merger may have to return that consideration if "Vialta is insolvent at the time of the merger or becomes insolvent because of the merger." The potential to receive nothing in the merger is a serious risk to shareholders, and their understanding of this risk is critical to an informed voting decision. Therefore, please expand this section to disclose how "insolvency" is defined for purposes of determining whether a fraudulent conveyance has occurred. Also, discuss what would occur if shareholders had to return the cash they received. Would the entire transaction be unwound? Finally, clarify why a fraudulent conveyance risk exists. It seems that the distribution to public shareholders would not be the reason this transaction might be deemed a fraudulent conveyance. Is the participation of affiliates the principal reason why this risk exists? If so, please expand to explain.

10. Refer to our last comment above. In your response letter, please tell us what specific facts about this transaction led to the disclosure regarding the risk of the merger being deemed a fraudulent conveyance. For example, has a creditor(s) objected to the merger or do you anticipate that a creditor(s) may object? This type of disclosure is not typical in disclosure documents for going private transactions, and we therefore want to understand (with a view to possible additional disclosure) why this transaction in particular poses a special risk of being deemed a fraudulent conveyance.

Federal Income Tax Consequences, page 4

11. Expand to discuss the federal income tax consequences of the merger to participating stockholders and the company going forward. See Item 1013(d) of Regulation M-A.

Appraisal and Dissenters` Rights, page 4

12. Briefly summarize the difference between dissenters` and appraisal rights.

13. Please revise the last sentence in this section. It is confusing in that it implies that only shareholders who waive dissenters` and appraisal rights will receive any cash consideration as a result of this transaction. As you know, shareholder who exercise dissenters` or appraisal rights will receive some value for their shares in Vialta, which may be equal to, greater than or less than the merger consideration offered now.

14. Include the bold faced disclosure about the impact of voting in favor of the merger that appears on page 43 in this section, as well.

Fairness of the Merger; Conflicts of Interest, page 4

   	General

15. We note that in determining that the transaction is fair to the unaffiliated security holders of Vialta, it appears that the special committee, the board and the remaining filings persons adopted Salem`s analysis and conclusions. In light of the fact that the fair value derived by Salem is of March 28, 2005, please disclose whether the filings persons continue to believe that the transaction is fair to the company`s unaffiliated security holders based on the Salem`s conclusions and analysis.

Interests of certain Persons in the Merger, page 5

16. Specifically disclose that participating stockholders who will own all of the company after the merger will be the only ones to benefit from the performance of Vialta going forward. If they may take advantage of special tax advantages, such as tax loss carry forwards, please describe.

The Merger Agreement, page 6

17. Briefly summarize the legal opinion that must be provided by counsel to Vialta in order for the merger to be consummated. That is, what is the subject matter of the legal opinion?

Questions and Answers about the Merger, page 7

   General

18. It appears that your "Questions and Answers about the Merger" section repeats a great deal of information from the summary term sheet. Combine these sections and eliminate the repetitive disclosure.

   Can the board of directors consider other proposals?, page 10

19. In this section, disclose the termination fee payable to Victory if the merger is not consummated. Your disclosure should clearly indicate that since Victory is owned by the participating stockholders, they will receive the termination fee.

Special Factors, page 12
Structure of the Transaction, page 12

20. The disclosure here already appears earlier in the proxy statement. In addition, the mechanics of the merger, as opposed to the reasons for the structure, its purpose and effects, is not particularly critical disclosure. Please revise to avoid repeating the same information in different places in the disclosure document, particularly that information that is not essential to an understanding of the transaction.

   Background of the Merger, page 13

21. See the last comment above regarding the need to avoid unnecessary repetition of non-critical information in the proxy statement. In this regard, the disclosure in the first two paragraphs of this section appears verbatim earlier in the proxy statement. Please revise.

22. Please better explain the financial situation of the company, and in particular, any financial difficulties, so that investors may understand why you are engaging in this transaction at this time.
In this regard, although you disclose Vialta`s losses over the past several years, it is not clear to security holders what is driving the timing of this merger. See Item 1013 of Regulation M-A.

23. We note that at the meeting on March 30, 2004 the board determined that a sale of the company would be preferable to a reverse stock split. Please revise to explain why. Similarly, we note that the board discussed other strategic alternatives, such as continuing to operate the company as an ongoing business and liquidating the company. Please summarize the relative advantages and costs of these alternatives and disclose why the board determined that a sale of the company was the best alternative. See
Item 1013 of Regulation M-A.

24. You disclose that Needham & Company was engaged to explore a range of strategic alternatives for the board pursuant to a letter agreement dated as of March 19, 2004 and provided a report on the interest they had received relating to Vialta`s interest in exploring strategic alternatives. Please revise to summarize the material terms of Needham`s relationship with Vialta. See Item 1015 of Regulation M-A.

25. Please expand your disclosure to summarize all reports presented to the board by Needham. See Item 1015 of Regulation M-A. In this regard, note that Item 1015 of Regulation M-A encompasses both oral and written reports that are materially related to this transaction. Also, please file all written reports as exhibits to your
Schedule 13E-3.  See Item 1016(c) of Regulation M-A.

26. You disclose that Vialta entered into "stay bonus agreements" with certain key employees, including Didier Pietri and William
Scharninghausen. Please disclose all of the "key employees" that received these bonuses and provide a materially complete description of the "stay bonus agreements."

27. We refer you to the discussion of the initial estimated preliminary liquidation value of Vialta determined by the board and Needham on page 15. In this regard, we note that there were questions raised about the assumptions made in the liquidation models and potential additional costs and that Vialta`s management and Needham were aware that several assumptions may have caused the estimated preliminary liquidation value to be underestimated. Please revise to disclose the assumptions that were relied upon and the assumptions that were underestimated in the original estimated preliminary liquidation value. Also, revise to disclose which assumptions were readjusted or added in the revised analysis.

28. Refer to the third paragraph on page 15. Explain why the revisions to the liquidation value analysis and particularly the underlying assumptions were deemed necessary and appropriate.
Also, explain who set those assumptions or requested that they be changed. We note that the second liquidation analysis performed at the request of the board of directors yielded a significantly lower per share value than the first, so it is critical for shareholders to understand the reasons for the change in value.

29. With respect to the $5 million dollar receivable written off by the company, was that receivable owed by any affiliated party of the company? Please disclose if yes. Also, discuss the circumstances surrounding this note, and why its collection was deemed uncertain.

30. See our last comment above. We note that much of the disclosure in this section focuses on the liquidation value of the company assuming this receivable will be written off. We also note that the fairness opinion and the fairness analysis of this transaction were conducted before this receivable was collected on April 28, 2005, and that the merger agreement itself was similarly entered into when collection was uncertain. Given the significant sums collected by the company through the note receivable, which were presumably not reflected in the per share value ascribed to the shares at that time, discuss what consideration was given to the updating the analyses post-April 28, 2005.

31. Expand the third full paragraph on page 16 to specifically describe the "concerns regarding the long term prospects of Company A and the due diligence issues relating to the predecessor business of its principals" expressed by the board that caused it to reject an offer by an unaffiliated entity at a higher per share value than that being paid in this merger.

32. Refer to the second to last paragraph on page 16. What reasons (if any) were provided by Company B as to why it no longer wished to pursue a transaction with the company? Also provide similar disclosure for Company C.

33. Refer to the third full paragraph on page 18 of the proxy statement. Clarify what is meant by the "projected March 31, 2005 company position." Disclose any material assumptions underlying the projection.

34. In addition, summarize the "certain issues relating to the current inventory of Vialta, its outstanding letters of credit and its cash reserves" that were discussed at the February 23, 2005 meeting between Mr. Chan and the members of the special committee.

35. We note that the special committee and Mr. Chan agreed to an aggregate transaction price of $30 million. We also note that the special committee and its legal counsel determined that it would agree only to a purchase price expressed as a fixed price per share and proposed a price of $0.36 per share. Please disclose why the special committee and its counsel would only accept a purchase price expressed as a fixed per share price.

36. Please explain how the special committee derived the $0.36 per share price. Was the $0.36 per share price based on the initial estimated preliminary liquidation value of Vialta? If so, explain why the special committee determined that the assumptions were appropriate in this instance.

37. See our comment above regarding the need to clarify the special committee`s request for a per share transaction value. It is not clear from the discussion at the bottom of page 18 why it would be difficult to determine a per share price "due to the unknown impact of a number of stock options that had been issued to employees of ESS Technology, Vialta`s former parent corporation." Please expand to explain specifically how the stock options impacted the per share value of Mr. Chan`s offer for the company. Is it because it was not apparent how the options themselves would be treated in the merger?

38. Refer to the disclosure in the first and second paragraphs on page 19.  In the first paragraph, you state: "The special
committee proposed a purchase price of $0.36 per share in cash and
Mr. Chan accepted." In the second paragraph, you state that as of [the date the special committee proposed this price to Mr. Chan], it had not determined that a price of $0.36 per share was fair value to
Vialta`s stockholders . . . ."  Despite the additional explanatory language in the second paragraph, these two statements do not appear to be reconciled. Please explain why the special committee would suggest a price without having determined that it was fair. As we request in comment above, you must also explain how the special committee arrived at the $0.36 per share price.

39. You disclose on page 20 that Salem concluded that $0.36 a share is fair, from a financial point of view" to Vialta`s stockholders, other than the participating security holders, based on the market search for potential acquirers conducted by the special committee and Needham. However, it appears that Salem based its recommendation and opinion on additional valuation methods. Please revise or advise.

40. We refer you to the discussion of a preliminary valuation report distributed by Salem. Provide us, with a view toward disclosure, with a summary of this preliminary valuation report to the Staff.
To the extent material differences exist between this preliminary report valuing your shares and the report received from Salem prior to the March 28, 2005 meeting, your proxy statement should summarize the differences.

41. Refer to the disclosure in the carryover paragraph on page 20 to page 21. Expand to explain why "Vialta`s previous quorum and voting issues and the market check that had already occurred" led to the conclusion that the procedural protection of requiring a minority shareholder vote to control was not appropriate. Note that the filing person`s finding of procedural fairness must take into account the lack of this procedural protection. In addition, you expanded disclosure should describe the "issues" to which you refer here.

42. Explain the basis for the special committee`s belief (at the top of page 24) that in the event of a breach of the merger agreement, the company`s only recourse would be against Victory. Why wouldn`t the company have recourse against the control persons of Victory in that circumstance?

43. Did Salem Partners or Needham provide the board or the special materials with a "board book"? If so, please file as exhibits to the Schedule 13E-3.

44. Indicate the reasons provided by the company`s accountants as to why they may not decide not to continue in the role of the company`s auditors.

Position of Vialta as to the Fairness of the Merger to Vialta`s
Stockholders; Reasons for Recommending the Approval of the Merger
Agreement and the Merger, page 22

45. In reaching their determinations and making their recommendations, you disclose that both the special committee and the board of directors relied on Vialta`s management to provide accurate and complete financial information, projections and assumptions. Please revise your document to disclose all of the projections used in determining a per share value for the company. Also, summarize the relevant assumptions underlying them.

46. Although we understand that you filed the presentation of Salem as exhibit (c)(2) of the Schedule 13E-3, we remind you that that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example supplementally confirm that you have described in detail all oral presentations made to the board by Salem concerning the valuation methodologies that it used in preparing its opinion.

47. We note that the board of directors did not consider a pre-merger going concern value. Although we understand that you believe that there is no single method of determining going concern value, it is unclear why no such method was used to determine the going concern value of Vialta. Expand your disclosure to explain why you believed that the determination of a going concern value for Vialta was not material or relevant for the analysis of substantive fairness.
Did the special committee conclude that the analysis of Salem sufficiently addressed the going concern value of Vialta? If so, what was the basis for the special committees` belief? Did your special committee believe that going concern value would substantively over value or under value the company? If so, expand your disclosure to explain why these valuation methods are not indicative of the value of the company. Also, in view of the fact that it does not appear that your special committee, board of directors and/or advisor considered the net book value of Vialta in determining substantive fairness, please provide similar disclosure with respect to this measure of value.

Opinion of the Financial Advisor to the Special Committee, page 26

48. We note that the summary of the Salem report is qualified in its entirety by reference to the full text of the opinion. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement. Please revise.

49. We note that your financial advisor considered several different valuation methods in providing its fairness opinion.
Please substantially revise your disclosure to more completely explain each valuation method. You should expand the discussion of each method to include, for example, a complete discussion of the statistical findings of each analysis, including how you determined the multiples in each analysis, the assumptions made under each method and the basis for choosing the companies and transactions that are a part of the comparison, as applicable. In this regard, the reader should be presented with the range of implied equity value and implied price per share under each method. Also, the disclosure should address whether the merger consideration is within the ranges under each method. If the merger consideration is outside the range of any of the methods, explain how this supports the fairness opinion.

50. We refer you to the discussion of Salem`s "Review of Previous
Discussions." Please expand the discussion of Salem`s review of the Needham material. In this regard, disclose the Needham information that Salem found relevant and the information that was analyzed as part of this valuation method. Also, disclose the basis for Salem`s belief that Needham`s material supports its determination that the merger consideration is fair.

Position of the Participating Stockholders and Victory Acquisition As to the Fairness of the Merger to Vialta`s Stockholders, page 33

51. Your disclosure here indicates that the persons identified in the heading found the merger to be procedurally and substantively fair
To other stockholders of Vialta "based on consideration of the factors considered by the special committee of the board of directors and the board of directors." However, simply listing the factors considered by the participating stockholders is insufficient to satisfy their disclosure obligations under Item 1014 of Reg. M-A. Rather, you must describe how the participating stockholders analyzed those factors, or adopt the analyses of another filing person. Please revise.

Effect on Participating Stockholders` Interest in Net Book Value
And Net Earnings, page 36

52. Provide the pre-merger interests of the participating stockholders so that they may be contrasted with what they will have after the merger. See Instruction 3 of Item 1013 of Regulation M-A.

Federal Income Tax Consequences, page 40

53. Describe the federal income tax consequences of the merger transaction on Vialta and its affiliates. See Item 1013(d) of Regulation M-A and our comments above.

Where You Can Find More Information, page 73

54. We note that you are incorporating by reference in the proxy statement your annual report for the year ended December 31, 2004 and your quarterly report for the period ended March 31, 2005. Please advise of the basis for your belief that you may incorporate by reference in this manner. Also, tell us whether Annex I and J, which contain the reports referred to above, are part of your proxy statement and will be disseminated with the proxy statement. If so, explain why you are attempting to incorporate by reference the same reports.

Annex F - Opinion of Financial Advisor, page F-1

55. The opinion states that any reference to Salem or to its Opinion in an SEC filing shall be subject to its prior review and approval. Please advise whether Salem has reviewed and approved all references to it and its opinion.

Closing

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the each filing person acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filings persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203 thereafter.
Please send all correspondence to us at the following ZIP code:
20549-0303.

						Sincerely,



                         Jeffrey B. Werbitt
                  			Attorney-Advisor
                  			Office of Mergers and Acquisitions

cc:	Robert B. Dellenbach, Esquire
      Fenwick & West LLP
      275 Battery Street, Suite 1500
      San Francisco, California 94111

      Barry Dastin, Esquire
      Kaye Scholer LLP
      1999 Avenue of the Stars, Suite 1700
      Los Angeles, California 90067